Issuer Free Writing Prospectus dated August 8, 2016
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated August 8, 2016
Registration No. 333-203936

FOR IMMEDIATE RELEASE

SM ENERGY PRICES UPSIZED $150,000,000 PUBLIC OFFERING
OF SENIOR CONVERTIBLE NOTES DUE 2021

DENVER, CO — August 8, 2016 — SM Energy Company (“SM Energy”) (NYSE: SM) announced today that it has priced an upsized offering of $150,000,000 aggregate principal amount of its 1.50% senior unsecured convertible notes due 2021 (the “Notes”). The offering was upsized from the previously announced offering of $100,000,000 aggregate principal amount of Notes. The Notes will be issued at par. SM Energy has also granted the underwriters a 30-day option to purchase up to an additional $22,500,000 aggregate principal amount of the Notes. The offering is expected to close on August 12, 2016, subject to customary closing conditions.

SM Energy intends to use the net proceeds from the offering of the Notes to pay the cost of the capped call transactions described below and the remainder to pay a portion of the purchase price for its recently announced acquisition of all of the outstanding membership interests of an entity holding undeveloped leasehold interests, producing wells and associated infrastructure assets in the Midland Basin of west Texas from Rock Oil Holdings LLC. If this acquisition does not close, SM Energy intends to use the remainder of the net proceeds for general corporate purposes.

The Notes will be senior unsecured obligations of SM Energy. The Notes will bear interest at a rate of 1.50% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2017. The Notes will be convertible into cash, shares of SM Energy’s common stock or a combination of cash and shares of SM Energy’s common stock, at SM Energy’s election.  The Notes will mature on July 1, 2021, unless earlier converted or repurchased in accordance with their terms prior to such date.  Prior to January 1, 2021, the Notes will be convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the second scheduled trading day immediately preceding the maturity date.  The initial conversion rate will be 24.6914 shares of common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $40.50 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued and unpaid interest. SM Energy may not redeem the notes prior to the maturity date.

In connection with the pricing of the Notes, SM Energy has also entered into privately negotiated capped call transactions with one or more of the underwriters or their affiliates (the “option counterparties”). The capped call transactions are expected generally to reduce potential dilution to SM Energy’s common stock upon any conversion of Notes and/or offset any cash payments SM Energy is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.  If the underwriters exercise their overallotment option, SM Energy expects to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedge of the capped call transactions, the option counterparties or their respective affiliates entered into various derivative transactions with respect to SM Energy’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of SM Energy’s common stock or the Notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to SM Energy’s common stock and/or purchasing or selling SM Energy’s common stock or other securities of SM Energy in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of SM Energy’s common stock or the Notes, which could affect holders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that a holder will receive upon conversion of the Notes.

Wells Fargo Securities, BofA Merrill Lynch and J.P. Morgan are acting as joint book-running managers for the offering.  The Notes are being offered and will be sold pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission. This offering is being made only by means of a prospectus and related prospectus supplement, both dated August 8, 2016.  Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus in that registration statement for more complete information about this offering. A copy of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained from any of the underwriters by contacting:

Wells Fargo Securities, LLC

Attn: Equity Syndicate Department

375 Park Avenue

New York, New York, 10152

Phone: (800) 326-5897

E-mail: cmclientsupport@wellsfargo.com

BofA Merrill Lynch

NC1-004-03-43

200 North College Street, 3rd floor

Charlotte, NC 28255-0001

Attn: Prospectus Department

J.P. Morgan Securities LLC

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Attn: Post-Sale Fulfillment

E-mail: prospectus-eq_fi@jpmchase.com

You may also obtain these documents free of charge when they are available by visiting the Securities and Exchange Commission’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INFORMATION ON FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements as defined under the federal securities laws, including statements regarding the intended use of offering proceeds and other aspects of the Notes offering.  Although management believes that expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct.  In addition, these statements are subject to certain risks, uncertainties and other assumptions that are difficult to predict and may be beyond our control, including market conditions, customary offering closing conditions and other factors described in the prospectus and accompanying prospectus supplement for the offering.  If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Company’s actual results may vary materially from what management anticipated, estimated, projected or expected.

Investors are encouraged to closely consider the disclosures and risk factors contained in the Company’s annual and quarterly reports filed from time to time with the Securities and Exchange Commission and in the prospectus and related prospectus supplement.  The statements herein speak only as of the date of this press release.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT THE COMPANY

SM Energy Company is an independent energy company engaged in the acquisition, exploration, development, and production of crude oil, natural gas, and natural gas liquids in onshore North America.  SM Energy routinely posts important information about the Company on its website.

SM ENERGY CONTACTS:

INVESTORS: Jennifer Martin Samuels, jsamuels@sm-energy.com, 303-864-2507

MEDIA: Patty Errico, perrico@sm-energy.com, 303-830-5052